Exhibit 21.1

SUBSIDIARIES

OF

FREESCALE SEMICONDUCTOR HOLDINGS I, LTD.

Name	State / Country of Incorporation
Freescale Semiconductor Holdings II, Ltd.	Bermuda
Freescale Semiconductor Holdings III, Ltd.	Bermuda
Freescale Semiconductor Holdings IV, Ltd.	Bermuda
Freescale Semiconductor Holdings V, Inc.	Delaware / USA
Freescale Semiconductor, Inc.	Delaware / USA
Freescale Semiconductor Malaysia Sdn. Bhd.	Malaysia
Freescale Semiconducteurs France SAS	France
Freescale Semiconductor Danmark A/S	Denmark
Freescale Semiconductor Holding Limited	British Virgin Islands
Freescale Semiconductor (China) Limited	China
Providence China Holdings Limited	Hong Kong